SI 20010795

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISIONS ANALYSIS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 McKinley Avenue
(No. and Street)

Endicott	NY	13760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co, LLP
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Thatcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISIONS ANALYSIS LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

REBECCA S. TRICK
Notary Public in the State of New York
No. 01TR6192522
Qualified In Broome County
My Commission Expires Sept. 2, 2020

Rebecca S Trick
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISIONS ANALYSIS LLC
(A Wholly Owned Subsidiary of Visions Federal Credit Union)
Financial Statements and Supplemental Schedules

As of December 31, 2019

(With Supplemental Reports Required by Rule 17a-5)

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
TABLE OF CONTENTS
DECEMBER 31, 2019

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 21, 2020

To the Governance Committee:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Visions Analysis LLC (a New York limited liability company and wholly owned subsidiary of Visions Federal Credit Union) (the Company) as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Visions Analysis LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 9 to the financial statements, the Company adopted Accounting Standards Codification 842, Leases, as of January 1, 2019. Our opinion is not modified with respect to this matter.

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

(Continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Auditor's Report on Supplemental Information
The supplemental information contained in Schedules I-III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I-III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Visions Analysis LLC's auditor since 2017.

Bonadio & Co., LLP

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 3,330,319
Intangible assets - net	1,942,500
Operating lease right-of-use asset	338,610
Prepaid expenses	7,716
Other assets	44,397
TOTAL ASSETS	$ 5,663,542
LIABILITIES AND MEMBER'S EQUITY	
Due to Visions Federal Credit Union	$ 184,725
Accounts payable and accrued expenses	175,198
Operating lease liability	338,610
TOTAL LIABILITIES	698,533
Capital	5,605,025
Retained deficit	(640,016)
TOTAL MEMBER'S EQUITY	4,965,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,663,542

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF OPERATIONS
FOR THE YEAR JANUARY 1, 2019 THROUGH DECEMBER 31, 2019

REVENUES	
Advisory fees	$ 1,787,092
Mutual fund	716,288
Variable annuities	373,294
Other income	154,618
TOTAL REVENUES	3,031,292
EXPENSES	
Compensation and benefits	2,505,722
Commission paid to other broker/dealers	18,334
Occupancy and equipment	98,743
Travel and entertainment	36,808
Professional fees	83,329
Regulatory and exchange fees	129,843
Professional and administrative services	105,540
Dues and subscriptions	38,257
Intangible asset amortization	240,000
Other expenses	169,376
TOTAL EXPENSES	3,425,952
NET LOSS	$ (394,660)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR JANUARY 1, 2019 THROUGH DECEMBER 31, 2019

	Retained Deficit	Capital	Total
Balance - January 1, 2019	$ (245,356)	$3,805,025	$ 3,559,669
Member Contribution	0	1,800,000	1,800,000
Net Loss	(394,660)	0	(394,660)
Balance - December 31, 2019	$ (640,016)	$5,605,025	$ 4,965,009

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CASH FLOWS
FOR THE YEAR JANUARY 1, 2019 THROUGH DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (394,660)
Adjustments to reconcile net loss to net cash used by operating activities:	
Intangible asset amortization	240,000
Decrease in prepaid expenses	254
Increase in other assets	(27,972)
Decrease in due to Visions Federal Credit Union	(9,275)
Increase in accounts payable and accrued expenses	44,963
Net cash used by operating activities	(146,690)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash provided by investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution from member	1,800,000
Net cash provided by financing activities	1,800,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,653,310
CASH AND CASH EQUIVALENTS:	
Cash and cash equivalents - January 1, 2019	1,677,009
Cash and cash equivalents - December 31, 2019	$ 3,330,319

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Visions Analysis LLC (the "Company") a New York limited liability company is registered as a limited-purpose securities broker-dealer with the Securities and Exchange Commission ("SEC"), pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Visions Federal Credit Union (the Credit Union). The Company was originally incorporated in 2016 with operations as a limited-purpose securities broker-dealer beginning on August 25, 2017. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions to Credit Union members and non-members located across upstate New York, northern and central Pennsylvania, and northern New Jersey.

The Company is a non-carrying broker-dealer and conducts a general securities business, operating under the provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of that rule.

Since the Company's operations as a limited-purpose securities broker-dealer began on August 25, 2017, the Company has funded a portion of its operations and strategic acquisitions through capital contributions from the Credit Union, the Company's parent. Accordingly, future operations may be dependent on continued support from the parent Credit Union.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds due from banks, which, at times, may exceed federally insured limits. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2019. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's customers' securities transactions are executed by LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

Fair Value of Financial Instruments

Financial instruments including accounts payable and accrued expenses, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Fair value of these instruments approximates historical cost.

Revenue from Contracts with Customers

The majority of the Company's revenues come from commission revenue and fees related primarily to the sale of investment services and products (identified as Revenue from Advisory fees, Mutual fund, Variable annuities, and Other income on the Statement of Operations). These services and products are offered to customers through LPL Financial. Revenues are recorded on the settlement date, defined as the date that LPL Financial records each transaction which does not differ materially from a trade date basis.

Intangible Assets

Intangible assets with finite lives continue to be amortized over their estimated useful lives and are periodically reviewed to ensure that no conditions exist, indicating that the carrying amount of intangible assets is not recoverable. Intangible assets are stated at cost less accumulated amortization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

On January 1, 2019 the Company adopted Accounting Standards Update ("ASU") 2016-02 *Leases* and all subsequent amendments to the ASU (collectively, "ASC 842"), which recognizes lease assets and lease liabilities on the statement of financial condition and discloses essential information about leasing transactions. The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842 as disclosed in Note 9. The Company is applying ASC 842 to its sole lease, the use of the office space in December 2019.

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is exempt from federal and state income taxes in accordance with Section 122 of the Federal Credit Union Act. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2019, management has determined that the Company has no uncertain tax positions.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Commissions

The Company acts as an agent for LPL Financial that provides investment services and products to customers. Upon the settlement date, which is the completion of a sale of investment services or products to a customer, the Company receives a commission from LPL Financial. The performance obligation to LPL Financial is satisfied and commission income is recognized at that point in time.

The following table presents revenue by major source and disaggregated by the type of investment services or products for the year ended December 31, 2019:

Revenue from contracts with customers	
Commissions	
Advisory fees	$1,787,092
Mutual fund	716,288
Variable annuities	373,294
Other income from commissions	154,618
Total commissions revenue	$3,031,292

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net of amortization, consisted of the following at December 31, 2019:

Customer list	$1,640,000
Deposit on future acquisition	302,500
Total	$1,942,500

At December 31, 2019 the gross carrying value of customer list was $2,200,000 and accumulated amortization was $560,000. Amortization expense is computed using a straight-line method based on estimated duration of customer relationship, estimated as 9 years and was $240,000 for the year ended December 31, 2019. Amortization is expected to be $240,000 annually through October 2026. Also see Note 6.

At December 31, 2019, the gross carrying value of deposit on future acquisition was $302,500. The intangible asset represents a 10% down payment for the right to purchase the securities accounts and all related books, records, notes, memoranda, and papers serviced by Glen Wood and Glen Wood Financial Group, Inc. The intangible asset is tested for impairment each year and will not be amortized at least until the purchase is consummated. Also see Note 10.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has an outstanding obligation to LPL Financial of $11,000 for the year ended December 31, 2019. The obligation is in connection with the hiring of an LPL representative where the Company and LPL Financial entered into an agreement, on April 3, 2019, where LPL Financial paid $11,000 to the Company. The lump sum payment replaced expenses related to the representative's transition to the Company and LPL Financial. The terms of the agreement state that the Company will refund the full amount of the lump sum payment if the company is not registered/licensed with LPL at any time prior to the anniversary date of April 3, 2020. Principal owed on the obligation is forgiven on the obligation's anniversary date and recorded as revenue. It is expected that the balance of $11,000 will be forgiven and recorded as income in 2020.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

The Company is involved in customer disputes in the normal course of its securities business.

Management of the Company, after consultation with outside legal counsel, believes that it is premature to determine whether the resolution of any disputes will result in any material adverse effect on the Company's financial position.

The Company did not settle any legal claims in 2019.

NOTE 6 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the parties, the Credit Union transferred an intangible asset to the Company after the Company was approved as a limited purpose broker-dealer. The intangible asset originated in 2016 with the Credit Union's purchase of the securities accounts and all related books, records, notes, memoranda, and papers, serviced by an unrelated financial services business, O'Connor Investments. The purchase was executed on October 27, 2017 for $2,200,000. Also see Note 4.

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services of $105,540 and the cost of office space of $45,840 for the year ended December 31, 2019. The cost of allocated office space is included in Occupancy and equipment expense on the Statement of Operations.

Pursuant to agreements between the parties, the Credit Union provides bill payment services on behalf of the Company. The Credit Union funds and pays obligations such as, salaries, benefits, regulatory fees, operating expenses, and other miscellaneous expenses of the Company, offsetting an intercompany payable account. The Company records expenses in the current period offsetting a similar intercompany payable account. The Company reimburses the Credit Union the month following payment by the Credit Union. The amount of net intercompany payable was $184,725 at December 31, 2019. The Company paid the Credit Union a total of approximately $2,993,000 during the year ending December 31, 2019.

The Company's qualifying personnel are covered under a defined benefit retirement plan and post-retirement medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $155,263 for the year ended December 31, 2019 which is included in Compensation and benefits expense on the Statement of Operations.

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

Pursuant to an agreement between the parties, the Credit Union transferred $48,292 of revenue to the Company, which is included in other income on the statement of operations that resulted from principal forgiveness on a loan that the Credit Union received from LPL Financial. LPL Financial paid $241,457 on November 14, 2016 to the Credit Union, in the form of a 5-year loan, to replace lost revenue and fees related to the Credit Union's purchase and transition of securities accounts from an unrelated financial services firm. Principal owed on the loan is forgiven on the loan's anniversary date and recorded as revenue.

NOTE 7 - EMPLOYEE BENEFITS

Defined Benefit Plan

The Credit Union has a noncontributory defined benefit retirement plan covering substantially all its and the Company's employees. The benefits are based on final average salary and years of credited service. The net effect of the Company's participation in the Credit Union's defined benefit plan was expense of $95,146 for the year ended December 31, 2019.

Defined Contribution Plan

The Credit Union has a voluntary 401(k) Deferred Compensation Plan for eligible employees including the Company's employees. A participant may defer any percentage of gross salary up to $19,000 per year. If age 50 or older, a participant may defer an additional $6,000 per year. Participant deferrals are matched by the Company in an amount of 1% to 3.5%, which vests according to years of service. Total contributions by the Company was $58,950 for the year ended December 31, 2019 and included in Compensation and benefits on the Statement of Operations.

409(a) Plan

Deferred Compensation Plan – The Company has a non-qualified deferred compensation plan for qualified employees. The Company does not contribute to this plan. The deferred compensation accounts are shown as both assets and liabilities on the Company's financial statements and are available to creditors in the event of the Company's liquidation. The balance of the deferred compensation assets is $44,397 and the deferred compensation payable is $44,397 for the year ended December 31, 2019. These accounts are included in Other assets and Accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 7 - EMPLOYEE BENEFITS (continued)

Post-Retirement Medical Benefit Plan

The Credit Union has a post-retirement medical benefits plan that is offered to substantially all its and the Company's employees provided the employee is at least 55 years of age and has obtained fifteen years of credited service upon retirement. The medical plan is contributory, with retirees reimbursing the Credit Union for a portion of the medical services provided. The medical plan is not funded. The Credit Union has the right to terminate or amend the medical plan at any time. The Company was allocated expenses of $61,116 for the year ended December 31, 2019.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019 the Company's net capital was $2,970,396 which was $2,946,401 in excess of its required net capital of $23,995. The Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

NOTE 9 – LEASES

The Company has a noncancelable operating lease for office space with a commencement date of January 1, 2020. This operating lease has a remaining term of ten years, which include an option to extend the lease for one renewal period of 5 years. The option to renew is included in the current lease term as the Company believes it is reasonably certain that the renewal option will be exercised. Monthly lease expense is recognized as the calculated average lease payment over the term of the lease.

Operating Leases:	
Operating lease right-of-use assets	$ 338,610
Operating lease liabilities	338,610
Discount Rate:	2.29%

NOTE 9 – LEASES (continued)

Maturities of the lease liability under a noncancelable operating lease as of December 31, 2019 are as follows:

2020	$ 33,198
2021	34,194
2022	35,219
2023	36,276
2024	37,364
Thereafter	204,324
Total undiscounted lease payments	$ 380,575
Less net present value adjustment	(41,965)
Total operating lease liability	338,610

The discount rate used for the present value calculations is the Company's incremental borrowing rate as of December 31, 2019.

NOTE 10 – SUBSEQUENT EVENTS

On January 2, 2020 the Company completed the purchase of the business books, records, notes, memoranda and papers associated with the securities accounts serviced by Glen Wood and The Glen Wood Financial Group (Wood) for a total payment of $3,025,000, which included a 10% down payment described in Note 4.

On January 2, 2020 the Company entered into consulting agreements with two consultants that continues until December 31, 2023 for a monthly fee of $10,000 per consultant. The consulting agreements are related to the Wood transaction.

On January 30, 2020, the Company received a cash capital contribution of $1,000,000 from the Credit Union, its sole member. The capital contribution will be used for operational purposes, as well as, support for growth from acquisitions of financial services business.

On February 10, 2020, the Company completed the purchase of the business books, records, notes, memoranda and papers associated with the securities accounts serviced by a single financial services representative. The purchase price was $350,000, payable in equal installments of $175,000 with the first payment due on the date of the closing and final payment due January 2, 2021.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:		
Member's equity		$ 4,965,009
Less: non-allowable assets		
Intangible assets	$ 1,942,500	
Prepaid expenses and other assets	52,113	
		1,994,613
Net capital before haircuts on securities positions		2,970,396
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 2,970,396
AGGREGATE INDEBTEDNESS		$ 359,923
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 23,995
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 23,995
EXCESS NET CAPITAL ($2,970,396 - $23,995)		$ 2,946,401
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 359,923 / $ 2,970,396	12.12%

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 2,970,396
Increases:	0	0
Decreases:	0	0
NET CAPITAL, as reported in the Company's supplement schedule to the audited financial statements		$ 2,970,396

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 21, 2020

To the Governance Committee:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Visions Analysis LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Visions Analysis LLC
24 McKinley Ave., Endicott, NY 13760

Exemption Report

Visions Analysis LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the year ended January 1, 2019 to December 31, 2019 without exception.

Visions Analysis LLC

Jeffrey Thatcher
Managing Director

February 21, 2020